UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice concerning issuance of “Non-dilutive” Preferred Securities

Tokyo, January 15, 2007 — Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces that its wholly owned subsidiaries: MUFG Capital Finance 4 Limited and MUFG Capital Finance 5 Limited, have decided the following with regard to the issuance of preferred securities (“Non-dilutive Preferred Securities”).

Issuer	MUFG Capital Finance 4 Limited	MUFG Capital Finance 5 Limited
Each issuer is a special purpose subsidiary newly established in the Cayman Islands under the laws of the Cayman Islands, and in which MUFG has 100% voting rights.

Type of Security	Euro-denominated non-cumulative perpetual preferred securities	Sterling-denominated non-cumulative perpetual preferred securities
No right to convert into MUFG’s common shares is granted.

Issue Amount	€500,000,000	£ 550,000,000

Dividends	Dividend Rate 5.271 % per annum (Fixed rate until January 2017) Floating rate after January 2017	Dividend Rate 6.299% per annum (Fixed rate until January 2017) Floating rate after January 2017

Issue Price	€1,000 per preferred security	£ 1,000 per preferred security

Issue Date	January 19, 2007

Use of Proceeds	To be provided to MUFG’s consolidated subsidiary, The Bank of Tokyo-Mitsubishi UFJ, Ltd., in order to strengthen its capital base.

Liquidation Preference	The Non-dilutive Preferred Securities rank, as to rights to liquidation preferences, junior to the subordinated creditors and general creditors of MUFG, senior to the MUFG’s common shares, and effectively pari passu with MUFG’s preferred shares.

Method of Offering	Offering targeted at foreign institutional investors in Europe and other overseas markets (excluding the U.S.).

Listing	To be listed on the Singapore Stock Exchange (SGX).

*    *    *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

This press release has been prepared for the purpose of publicly announcing the issuance of Non-dilutive Preferred Securities and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. The preferred securities have not been and will not be registered under the U.S. Securities Act of 1933 (the “1933 Act”). This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer or sale of the preferred securities in the United States absent registration or an applicable exemption from the registration requirements under the 1933 Act.